UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission File Number: 001-10284

A.

Full title of the plan and the address of the plan, if different  from that of the issuer named below:

The Allied Irish Bank Capital Accumulation Retirement Plan and Trust
c/o Allied Irish Bank
450 Park Avenue
New York, New York 10022

B:	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Allied Irish Banks, p.l.c. Bankcentre Ballsbridge Dublin 4, Ireland

THE ALLIED IRISH BANK

CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

Financial Statements and Supplemental Schedule

December 31, 2009 and 2008

(With Report of Independent Registered Public Accounting Firm Thereon)

THE ALLIED IRISH BANK

CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

Financial Statements and Supplemental Schedule

December 31, 2009 and 2008

* Schedules required by Form 5500, which are not applicable, have not been included.

Report of Independent Registered Public Accounting Firm

The Pension Committee of

The Allied Irish Bank

Capital Accumulation Retirement Plan and Trust:

We have audited the accompanying statements of net assets available for plan benefits of Allied Irish Bank Capital Accumulation Retirement Plan and Trust (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule, Schedules H, line 4i — Schedule of Assets (held at end of year) as of December 31, 2009 is presented for purposes of additional analysis and is not required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

New York, New York

June 28, 2010

THE ALLIED IRISH BANK

CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

Statements of Net Assets Available for Plan Benefits

December 31, 2009 and 2008

	2009	2008
Assets:
Investments, at fair value (note 3):
American Depository Receipts of Allied Irish Banks, p.l.c.	$357,380	255,772
Mutual funds	17,166,318	12,090,035
Common collective trust funds	6,927,860	5,701,058
Participant loans	293,075	295,727
Net assets available for plan benefits before adjustment	24,744,633	18,342,592

Adjustment from fair value to contract value for fully benefit-responsive investment contracts:	(151,902)	39,061

Net assets available for plan benefits	$24,592,731	18,381,653

See accompanying notes to financial statements.

THE ALLIED IRISH BANK

CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2009 and 2008

	2009	2008
Additions (Reductions) to net assets attributed to:
Investment income (loss) :
Net appreciation (depreciation) in fair value of investments (note 3)	$4,048,410	(9,430,175)
Interest	17,792	14,580
Dividends	464,248	752,379
Total investment income (loss)	4,530,450	(8,663,216)
Contributions:
Employer contributions	975,444	960,806
Participant contributions	1,759,068	1,763,265
Total contributions	2,734,512	2,724,071
Total additions (reductions)	7,264,962	(5,939,145)
Deductions from net assets attributed to:
Benefits paid to participants	1,053,441	670,451
Administrative expenses	443	541
Total deductions	1,053,884	670,992
Net increase (decrease)	6,211,078	(6,610,137)
Net assets available for plan benefits at:
Beginning of year	18,381,653	24,991,790
End of year	$24,592,731	18,381,653

See accompanying notes to financial statements.

THE ALLIED IRISH BANK

CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

Notes to Financial Statements

December 31, 2009 and 2008

(1)         Description of the Plan

The following brief description of The Allied Irish Bank Capital Accumulation Retirement Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)                     General

The Plan was established on January 24, 2003 as a spin-off from the Allfirst Financial Inc. Capital Accumulation Retirement Plan and Trust. The Plan is a defined contribution plan covering employees of Allied Irish Bank (the Bank), a subsidiary of Allied Irish Banks, p.l.c. (the Plan Sponsor), which covers certain of its affiliates located in the United States. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)                     Eligibility

Employees of the Bank and its affiliates are eligible to participate in the Plan upon completing or being scheduled to complete at least 1,000 hours of service during the twelve-month period beginning on the date of hire or during any Plan Year (January 1st through December 31st) that begins after the date of hire.

(c)                      Contributions

Participants may authorize the Bank to reduce their pre-tax compensation each pay period by 1% to 40% and to contribute those amounts to the Plan, subject to the maximum dollar limitations of the Internal Revenue Code (generally $16,500 for 2009 and $15,500 for 2008). Catch-up contributions, which are in accordance with Section 414(v) of the Internal Revenue Code (IRC), are also permitted for participants who expect to reach or are over the age of 50 by the Plan year-end up to a maximum of $5,500 for 2009 and $5,000 for 2008, bringing those participants’ statutory maximum contribution limitation to $22,000 for 2009 and $20,500 for 2008. The Bank will make matching contributions to the Plan on behalf of each participant which are based on his or her contributions (excluding catch-up contributions) at a rate of 100% for the first 3% of compensation contributed, and 50% of the next 3% compensation.  Eligible compensation is generally based upon W-2 wages, with add-backs for pre-tax deferrals to the Plan and any cafeteria plan or qualified transportation fringe benefit plan maintained by the Bank, and subtractions for reimbursements and other expense allowances (including under a non-accountable plan, as described in Treasury Regulation Section 1.62-2(c)), fringe benefits (cash and non-cash), moving expenses, deferred compensation and welfare benefits.  This includes payments made by the Bank within the later of 2 ½ months following a severance from service or the end of the Plan year that includes severance from service.

(d)                     Rollover and Transfer Contributions

The Plan permits participants to have their interests in other qualified plans rolled over to the Plan or to make a rollover contribution into the Plan from a conduit individual retirement account, which holds amounts attributable solely to a rollover from another qualified plan. Such transfers or rollovers to the Plan may only be made with the approval of the Plan Administrator and do not affect any other contributions made by or on behalf of a participant.

THE ALLIED IRISH BANK

CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

Notes to Financial Statements

December 31, 2009 and 2008

(e)                   Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of the Bank’s (matching) contribution and Plan earnings and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(f)                         Vesting

Participants are fully vested in their accrued benefits in all accounts, including employer matching accounts.

(g)                      Participant Loans

Participants may borrow from their account balance up to a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance limited by the highest loan balance in the last 12 months. Most loans must be repaid within five years. If the loan is made for the purpose of purchase or construction of the primary residence of the participant, then such loan may be repaid over a period more than five years, the maximum being thirty years. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate determined at the time of borrowing and fixed for the life of the loan.  At December 31, 2009 and 2008, there were 20 and 15 individual loans outstanding, respectively, bearing interest rates ranging from 3.25% to 8.25% and 4.00% to 8.25%, respectively, with maturities up to 30 years.

(h)                      Payment of Benefits

Benefit payments begin at the participant’s election after he or she ceases to be an employee due to disability, retirement, or other termination of employment or death. Under the Plan’s provisions, withdrawals of funds other than at disability, retirement, or other termination of employment or death will be permitted subject to certain limitations, as defined. Participants may elect to receive benefits from several options available as set forth in the Plan.

(i)                         Administrative Expenses

All administrative expenses of the Plan are paid by the Bank, except loan fees and expenses directly related to the management of each fund (such as investment management fees, redemption fees, commissions, and other transaction costs) which is charged against the assets of the total applicable fund to which such expenses directly relate.  Loan fees are charged to participants borrowing from their accounts.

(2)         Summary of Accounting Policies

(a)                      Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual method of accounting.

THE ALLIED IRISH BANK

CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

Notes to Financial Statements

December 31, 2009 and 2008

(b)                      Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates and assumptions.

(c)                       Income Recognition

Purchases and sales of securities are recorded on a trade date basis.  Dividends are recorded on the ex-dividend date. Interest income is recorded when earned.

(d)                      Payment of Benefits

Benefits are recorded when paid.

(e)                       New Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (FASB) issued guidance under ASC 105, Generally Accepted Accounting Principles, which was formerly referred to as FASB Statement of Financial Accounting Standards No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162. This guidance establishes the FASB Accounting Standards Codification (the Codification) as the source of authoritative U.S. generally accepted accounting principles (GAAP) for nongovernmental entities. The Codification supersedes all existing non-SEC accounting and reporting standards. Rules and interpretive releases of the SEC under authority of federal security laws remain authoritative GAAP for SEC registrants. This guidance and the Codification are effective for financial statements issued for interim and annual periods ending after September 15, 2009. As the Codification did not change existing GAAP, the adoption did not have an impact on the Plan’s net assets or changes in net assets.

In April 2009, the FASB issued guidance under ASC 820, which was formerly referred to as FASB Staff Position (FSP) FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. This guidance addresses the factors that determine whether there has been a significant decrease in the volume and level of activity for an asset or liability when compared to the normal market activity. Under this guidance, if the reporting entity has determined that the volume and level of activity has significantly decreased and the transactions are not orderly, further analysis is required and significant adjustments to the quoted prices or transactions may be needed. This guidance was effective for interim and annual reporting periods ending after June 15, 2009, and management’s adoption on April 1, 2009 did not have a material impact on the Plan’s net assets or changes in net assets. Management has included the required disclosures in the following notes to the Plan’s financial statements where applicable.

In September 2009, the FASB issued ASC Update 2009-12, Fair Value Measurements and Disclosures (Topic 820): Investments in Certain Entities That Calculate Net Asset Value per Share

THE ALLIED IRISH BANK

CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

Notes to Financial Statements

December 31, 2009 and 2008

(or Its Equivalent). This update provides guidance in estimating the fair value of a company’s investments in investment companies when the investment does not have a readily determinable fair value. It permits the use of the investment’s net asset value as a practical expedient to determine fair value. This guidance also required additional disclosure of the attributes of these investments such as: (i) the nature of any restrictions on the reporting entity’s ability to redeem its investment; (ii) unfunded commitments; and (iii) investment strategies of the investees. This guidance is effective for periods ending after December 15, 2009. The adoption did not have a material impact on the Plan’s net assets or changes in net assets and all applicable disclosures are included in these financial statements.

In January 2010, the FASB issued ASC Update 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. This guidance amends Topic 820 that requires the reporting entity to disclose additional information on: (i) significant transfers in and out of Levels 1 and 2 measurements and reasons for the transfers; (ii) Level 3 gross purchases, sales, issuances, and settlements information; (iii) measurement disclosures by classes of assets and liabilities; and (iv) a description of the valuation techniques and inputs used to measure fair value is required for both recurring and nonrecurring fair value measurements. This guidance is effective for reporting periods beginning after December 15, 2009, except for the requirement to provide Level 3, which will be effective for fiscal years beginning after December 15, 2010 and interim periods within those fiscal years.

In February 2010, the FASB issued ASC Update 2010-09, Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements. This guidance: (i) incorporates the definition of the term “SEC filer” as an entity that is required to file or furnish its financial statements with the Security Exchange Commission (SEC) or other agencies and no longer requires SEC filers to disclose the date through which subsequent events have been evaluated in originally and revised financial statements; (ii) requires conduit bond obligors to evaluate subsequent events through the date the financial statements are issued; and (iii) replaces the term “reissuance of financial statements” with “revised financial statements,” which is defined as financial statements restated to correct an error and issued to reflect a retrospective application of U.S. GAAP. The adoption of the guidance is effective immediately.

THE ALLIED IRISH BANK

CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

Notes to Financial Statements

December 31, 2009 and 2008

(3)           Investments

The following presents investments that represent 5% or more of the Plan’s net assets available for plan benefits as of December 31, 2009 and 2008:

	2009		2008
Mutual funds:
T. Rowe Price Retirement 2030 Fund	$1,487,599		$933,680
T. Rowe Price Growth Stock Fund	1,592,099		979,233
T. Rowe Price Small-Cap Stock Fund	1,275,788		986,058
Harbor International Fund	3,068,745		2,323,021
PIMCO Total Return Fund	1,385,556		992,054
Vanguard Windsor II Fund	2,334,000		1,934,248

Common collective trust funds:
T. Rowe Price Stable Value Fund	5,058,397	*	4,166,929	*
T. Rowe Price Equity Index Trust	1,869,463		1,534,129

* Reported at fair value.  Contract value is $4,906,495 and $4,205,990 at December 31, 2009 and 2008, respectively.

In determining fair value, the Plan maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect management’s assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The Plan applies a hierarchy to categorize fair value measurements broken down into three levels based on the transparency of inputs as follows:

Level 1: Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level 2: Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these financial instruments include cash instruments for which quoted prices are available but traded less frequently, derivative instruments whose fair value have been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level 3: Instruments that have little to no pricing observability as of the reported date. These financial instruments are measured using management’s best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

THE ALLIED IRISH BANK

CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

Notes to Financial Statements

December 31, 2009 and 2008

The availability of observable inputs can vary and is affected by a wide variety of factors, including the type of financial instrument and market conditions. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

Management uses prices and inputs that are current as of the measurement date. As the observability of prices and inputs may change for a financial instrument from period to period, this condition may cause a transfer of an instrument among the fair value hierarchy levels. Transfers among the levels are recognized at the beginning of each period.

The techniques used to value the Plan’s investments are as follows:

•                  For valuations of the mutual funds, the Plan utilizes a market approach wherein the Plan uses the quoted prices in the active market for identical assets. All of the mutual funds are traded in active markets at their net asset value per share.  These investments are classified as Level 1 in the fair value hierarchy;

•                  For valuations of the common stock, the Plan utilizes a market approach wherein the Plan uses the quoted prices in the active market for identical assets.  These investments are classified as Level 1 in the fair value hierarchy;

•                  For valuations of the common collective trust funds, the Plan utilizes net asset value reported by each fund as a practical expedient to estimate fair value, of the Plan’s interest therein.  There are no imposed redemption restrictions nor does the Plan have any contractual obligations to further invest in the common collective trust funds.  These investment are classified as Level 2 in the fair value hierarchy;

•                  The valuation the participant loans is the current principal outstanding (amortized cost) at the reporting date. The Company has determined that amortized cost approximates fair value.  These investments are classified as Level 3 in the fair value hierarchy.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statement of net assets available for plan benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for plan benefits is prepared on a contract value basis.

One of the common collective trust fund investments is the T. Rowe Price Stable Value Collective Trust Fund (the “Trust”) whose fair value is based on using the Plan’s ownership interest in the reported net asset value at fair value.  The Trust’s one-year total return was 4.04% and 4.52% for 2009 and 2008, respectively.  The thirty-day effective yield, also known as the crediting interest rate, was 4.17% at December 31, 2009 and 3.97% at December 31, 2008.  Both the one-year total return and the thirty-day

THE ALLIED IRISH BANK

CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

Notes to Financial Statements

December 31, 2009 and 2008

effective yield are net of the annual trustee fees.  For both 2009 and 2008, the annual trustee fee was 0.32%.  The crediting interest rate is calculated on a daily basis.

The Trust is a fully benefit-responsive fund invested primarily in synthetic investment contracts.  Synthetic investment contracts are a combination of underlying assets that are held by the Trust and wrap contracts issued by financially responsible third parties, typically banks, insurance companies, or other financial services institutions.  The issuer of a wrap contract provides for unscheduled withdrawals from the contract at contract value, regardless of the value of the underlying assets, in order to fund permitted participant-initiated withdrawals from the Trust.  In the event that the issuer of a wrap contract is unable to fulfill its obligation, the Trust may have to recognize the fair value of the underlying assets.  These values may be less than contract value and could result in a loss of principal and/or a reduction in earnings for its investors.  There are currently no reserves against contract value for credit risk of these contract issuers.

The existence of certain conditions can limit the Trust’s ability to transact at contract value with the issuers of its investment contracts.  Specifically, any event outside the normal operation of the Trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal.  Examples of such events include, but are not limited to, partial or complete legal termination of the Trust or a unitholder, tax disqualification of the Trust or a unitholder, and certain Trust amendments if issuers’ consent is not obtained.  According to the audited financial statements of the Trust as of December 31, 2009, the occurrence of an event outside the normal operation of the Trust that would cause a withdrawal from an investment contract is not considered to be probable.  To the extent a unitholder suffers a tax disqualification or legal termination event, under normal circumstances it is anticipated that liquid assets would be available to satisfy the redemption of such unitholder’s interest in the Trust without the need to access investment contracts.

The following table presents the Plan’s fair value hierarchy investments as of December 31, 2009:

	Total Fair Value	Level 1	Level 2	Level 3
ADR’s of Allied Irish Banks, p.l.c.	$357,380	357,380	—	—
Mutual funds
Target Date blended funds	5,658,038	5,658,038	—	—
Large Cap equity fund	3,926,100	3,926,100	—	—
Mid Cap equity funds	908,402	908,402	—	—
Small Cap equity fund	1,839,598	1,839,598	—	—
International equity fund	3,068,745	3,068,745	—	—
Fixed Income fund	1,385,556	1,385,556	—	—
Money Market fund	379,879	379,879	—	—
Common collective trust funds
Guaranteed investment contracts	5,058,397	—	5,058,397	—
S&P 500 index fund	1,869,463	—	1,869,463	—
Participant loans	293,075	—	—	293,075
	$24,744,633	17,523,698	6,927,860	293,075

THE ALLIED IRISH BANK

CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

Notes to Financial Statements

December 31, 2009 and 2008

The following table presents the Plan’s fair value hierarchy investments as of December 31, 2008:

	Total Fair
	Value	Level 1	Level 2	Level 3
ADR’s of Allied Irish Banks, p.l.c.	$255,772	255,772	—	—
Mutual funds	12,090,035	12,090,035	—	—
Common collective trust funds	5,701,058	—	5,701,058	—
Participant loans	295,727	—	—	295,727
Total	$18,342,592	12,345,807	5,701,058	295,727

The following table presents a reconciliation of Level 3 assets (participant loans) measured at fair value for the ended December 31, 2009 and 2008.

	Level 3 assets
	2009	2008
Beginning balance as of January 1	$295,727	$157,103
Loan withdrawals	121,500	231,600
Principal repayments	(124,152)	(87,361)
Loan distribution	—	(5,615)
Ending balance as of December 31	$293,075	$295,727

For the years ended December 31, 2009 and 2008, the Plan’s investments (including gains or losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2009	2008
ADR’s of Allied Irish Banks, p.l.c.	$30,602	$(1,509,946)
Common collective trust funds	373,181	(932,212)
Mutual funds	3,644,627	(6,988,017)
Total	$4,048,410	$(9,430,175)

(4)         Risks and Uncertainties

The Plan offers a number of investment options consisting of ADR’s of Allied Irish Banks, p.l.c. and a variety of investment funds, some of which are common collective trust funds and mutual funds.  The investment funds include U.S. equities, international equities, and fixed income securities.  Investment securities, in general, are exposed to various risks, such as interest, credit, and overall market volatility risk.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits and participant account balances.

THE ALLIED IRISH BANK

CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

Notes to Financial Statements

December 31, 2009 and 2008

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across various participant-directed fund elections.  Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the common stock fund of the Plan Sponsor, which primarily invests in ADR’s of Allied Irish Banks, p.l.c.

The Plan invests directly or indirectly in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

(5)         Related Party Transactions (Parties-in-Interest)

Certain Plan investments are shares of ADR’s of Allied Irish Banks, p.l.c.  Allied Irish Banks, p.l.c. is the Plan Sponsor and the ultimate parent of the Bank.

Certain investments of the Plan are shares of funds managed by T. Rowe Price. T. Rowe Price Trust Company is the recordkeeper and a trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

(6)         Income Tax Status

The Internal Revenue Service (IRS) has determined and informed the Bank by a letter dated November 2, 2007, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving its determination letter from the IRS.  The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

During 2007, the Bank discovered administrative errors relating to the calculation of pre-tax deferrals and matching contributions during the 2003 through 2007 plan years. The Bank has taken appropriate corrective action with respect to such errors pursuant to the IRS’s Employee Plans Compliance Resolution System (EPCRS) Program, resulting in additional allocations being made to the accounts of affected participants, approximating $60,610, in January, February and March 2008. The Bank sought IRS approval of the correction under EPCRS, which was approved and a compliance statement was issued to the effect that the IRS will not treat the Plan as failing to satisfy the applicable requirements of the IRC on account of the errors described in the compliance statement if the conditions of the compliance statement are satisfied. Management believes all of the conditions of the compliance statement have been satisfied and the Plan Sponsor bore all of the fees, penalties, or expenses associated with the correction.

(7)         Plan Termination

Although it has not expressed any intention to do so, the Plan Sponsor has the right under the Plan to amend or discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA.

THE ALLIED IRISH BANK

CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

Notes to Financial Statements

December 31, 2009 and 2008

(8)         Reconciliation of Financial Statement to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,	December 31,
	2009	2008
Net assets available for plan benefits per the financial statement	$24,592,731	$18,381,653
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	151,902	(39,061)
Net assets available for benefits per the Form 5500	$24,744,633	$18,342,592

The following is a reconciliation of net increase (decrease) in net assets available for Plan benefits per the financial statements to the Form 5500:

	December 31,	December 31,
	2009	2008
Net increase (decrease) in net assets available for plan benefits per the financial statements	$6,211,078	$(6,610,137)
Prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	39,061	(18,824)
Current year adjustment from contract value to fair value for fully benefit-responsive investment contracts	151,902	(39,061)
Total investment income per the Form 5500	$6,402,041	$(6,668,022)

Supplemental Schedule

THE ALLIED IRISH BANK

CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

Schedule H, Line 4i — Schedule of Assets (Held At End of Year)

December 31, 2009

Identity of issue		Description of investment	Number of Shares/Units	Current Value

*	American Depository Receipts of Allied Irish Banks, p.l.c.	Common stock equivalents	101,818	$357,380

*	T. Rowe Price Retirement 2005 Fund	Mutual fund	35,649	372,178
*	T. Rowe Price Retirement 2010 Fund	Mutual fund	64,217	895,830
*	T. Rowe Price Retirement 2015 Fund	Mutual fund	30,512	325,563
*	T. Rowe Price Retirement 2020 Fund	Mutual fund	30,399	443,821
*	T. Rowe Price Retirement 2025 Fund	Mutual fund	44,850	475,856
*	T. Rowe Price Retirement 2030 Fund	Mutual fund	98,386	1,487,599
*	T. Rowe Price Retirement 2035 Fund	Mutual fund	75,171	800,566
*	T. Rowe Price Retirement 2040 Fund	Mutual fund	41,147	623,377
*	T. Rowe Price Retirement 2045 Fund	Mutual fund	3,317	33,506
*	T. Rowe Price Retirement 2050 Fund	Mutual fund	514	4,361
*	T. Rowe Price Retirement 2055 Fund	Mutual fund	1,191	9,983
*	T. Rowe Price Retirement Income Fund	Mutual fund	15,184	185,399
	Harbor International Fund	Mutual fund	55,928	3,068,745
	PIMCO Total Return Fund	Mutual fund	128,292	1,385,556
*	T. Rowe Price Growth Stock Fund	Mutual fund	57,873	1,592,099
	Vanguard Windsor II Fund	Mutual fund	98,564	2,334,000
*	T. Rowe Price Extended Equity Market Index Fund	Mutual fund	10,613	136,163
	Artisan Mid Cap Fund	Mutual fund	15,104	386,052
	Lord Abbett Mid-Cap Value Fund	Mutual fund	29,390	386,187
*	T. Rowe Price U.S. Treasury Money Fund	Mutual fund	379,879	379,879
*	T. Rowe Price Small-Cap Stock Fund	Mutual fund	47,357	1,275,788
	Royce Micro-Cap Fund	Mutual fund	41,094	563,810
				17,166,318

*	T. Rowe Price Stable Value Fund	Common collective trust fund	4,906,495	5,058,397
*	T. Rowe Price Equity Index Trust	Common collective trust fund	53,798	1,869,463
				6,927,860

*	Participant loans	20 loans to participants with interest rates of 3.25% to 8.25 % with maturities up to 30 years		293,075
				$24,744,633

*   Parties-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Allied Irish Bank Capital Accumulation
Retirement Plan and Trust

Date: June 28, 2010	By:	/s/ David P. Caulfield

Title: Senior Vice President, Director of HR

INDEX OF EXHIBITS

Exhibit No.	Description	Reference

23.1	Consent of KPMG	Filed herewith